IMPAC MORTGAGE HOLDINGS, INC. 2003 ANNUAL REPORT

Flexibility 3






DIVIDENDS DECLARED






BOOK VALUE

[illegible] successful implementation of our strategic [illegible] interest rate fluctuations [illegible] our borrowers, increase in prepayment rates on our mortgage assets, changes in assumptions regarding estimated loan losses or interest rates, the availability of financing and, if available, the terms of any financing, changes in [illegible] programs [illegible] and origination and resale pricing of mortgages, changes in markets which we serve, including the market for Alt-A adjustable and fixed rate mortgages, the inability to originate multi-family or sub-prime mortgages, changes in general market and economic conditions and other factors described in this annual report. For a discussion of the risks and uncertainties that could cause actual results to differ from those contained in the forward looking statements see Item 1 "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 10K filing for the period ending December 31, 2003. The report can be found on our website www.impaccompanies.com under SEC Filings or by contacting the Company. We do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Impac Mortgage Holdings, Inc. ("Impac" or the "Company") (NYSE: IMH) is a mortgage real estate investment trust ("REIT"). We operate three business units – the Long-Term Investment Operations or the REIT, the Mortgage Operations and the Warehouse Lending Operations, which together their earnings are designed to balance each other out during various interest rate environments.

Our stockholders tell us that our Company is complicated. In this annual report, we describe each of our businesses with an intent to provide better insight on how each business operates and generates income. Then we explain how they work synergistically to give us Flexibility and enable us to deliver consistent, reliable earnings and dividends to our stockholders.

The most frequently asked question we hear is,

"HOW DOES IMPAC MAKE MONEY?"

Impac's earnings primarily come from two sources: net interest margins earned at the Long-Term Investment Operations, Warehouse Lending Operations and Mortgage Operations; and gain on sale of loans earned at the Mortgage Operations.

Net interest margin is net interest income earned on the assets that we invest in minus our cost to finance those assets. Depending on the asset and life of the investment, net interest margins can be long-term or short-term income. Our Long-Term Investment Operations primarily earns long-term net interest income generated from our long-term mortgage portfolio which includes collateralized mortgage obligations (CMOs) and loans held-for-investment. The Warehouse Lending Operations earns short-term net interest income from short-term lines of credit extended to mortgage bankers. The Mortgage Operations earns short-term net interest income from loans held for sale to a final investor. In addition, the Mortgage Operations earns short-term income from the sale of mortgage loans to investors. This income is recorded as gain on sale of loans.

	Net Interest Margin		
Business Unit	Long-Term Investment Operations	Warehouse Lending Operations	Mortgage Operations
Assets	Long-term mortgage portfolio	Short-term lines of credit	Loans held-for-sale
Income Type	Long-term income	Short-term income	Short-term income

	Gain on Sale of Loans
Business Unit	Mortgage Operations
Assets	Loans held-for-sale
Income Type	Short-term income


LONG TERM
INVESTMENT OPERATIONS
52%
Long Term Net Interest
$66,662
22%
$27,468
WAREHOUSE
OPERATIONS
Short Term
Net Interest
11%
$14,393
MORTGAGE
OPERATIONS
Short Term
Net Interest
15%
$18,724
MORTGAGE
OPERATIONS
Gain on Sale

Current Income Structure
(For the year ending 2003)

The answer we most like to explain is,

"HOW IMPAC GENERATES ITS ATTRACTIVE YIELD."

In the most fundamental terms, our dividend yield is a function of the annualized dividends that we pay divided by the price of our common stock. Of course, this doesn't explain how we generate our attractive returns. Although net interest margins and gain on sale of loans are important components of our net earnings, the key element is our use of leverage. By definition leverage is the use of borrowed money to increase a return on an investment. Impac utilizes leverage to turn a net interest margin of 1 percent into an average return on equity (ROE) of 30 percent. It works like this:

For example.

Assume we have $100,000 of stockholders' equity. We can invest all of that money in one $100,000, 5% adjustable rate mortgage loan. Or we can borrow most of the money and use substantially less of our equity.

Without Leverage		With Leverage
$100,000	Stockholders' Equity Investment in the Mortgage Loan	$ 3,000
—	Borrow from Wall Street (CMO Borrowings)	$ 97,000
$100,000	Total Cash to Purchase the Loan	$100,000
	Annualized Accounting Treatment	
$ 5,000	Interest on Mortgage Loan – 5.0%	$ 5,000
—	CMO Borrowing Costs – 2.0%	$ (2,000)
(2,000)	Other Expenses – 2.0%	$ (2,000)
$ 3,000	Net Interest Margin (earnings – expenses/loan amount)	$ 1,000

You'll note that without leverage, we earn $3,000, or triple that of the with leverage column. But look closer:

Without Leverage		With Leverage
$ 3,000	Net Interest Margin (A)	$ 5,000
$100,000	Equity Investment (B)	$ 3,000
3%	Return on Equity (A÷B)	30%

Return on equity (ROE) is a measurement of how well a company employs its equity. Leverage is key to our operations, and through our financing vehicles, we use substantial leverage without greater risk.

"We are not just a mortgage company…we are more like a traditional savings and loan, without the federally insured deposits."

— Joseph R. Tomkinson, Chairman & CEO

To create a collateralized mortgage obligation or "CMO" mortgage loans are deposited into a trust. The trust issues debt, or bonds, against these loans in the form of CMO borrowings. The borrowings are by the trust, not by Impac. The trust receives income from the borrowers who make the payments on the mortgage loans. The trust utilizes these payments to pay its debt to its bondholders.

Impac receives the remaining cash, which is the difference between the income earned at the trust and the cost of borrowings. This cash less our expenses (i.e. premium, amortization of hedges, etc.) is referred to as net interest margin; such income earned is recorded as net interest income.

We finance our fixed rate assets with fixed rate CMO borrowings and we finance our adjustable rate assets with adjustable rate CMO borrowings. Besides allowing us to match our assets to liabilities, key advantages of CMO borrowings include: permanent financing, elimination of margin call risk; and maximum liability is limited to Impac's initial equity investment. In addition, CMO borrowings enables the Company to utilize substantial leverage without additional risk.



$261,289
$2,229,168
$5,149,680
$8,735,434
$6,551,773
HELD FOR SALE
MORTGAGE LOANS
HELD FOR INVESTMENT
2001
2002
2003


ISSUES CMO BORROWINGS
CMO TRUST
DEPOSITS MORTGAGE ASSETS
NET INTEREST MARGIN
REIT
REIT INVESTS IN LOANS

"Our commitment to reliable and sustainable returns is apparent in everything we do."



"Building and protecting our long-term mortgage portfolio is the foundation of our operations."

Lisa Duehring, Senior Vice President Secondary Marketing / Asset Liability

Scott Hebdon, Senior Vice President Chief Credit Officer

MORTGAGE OPERATIONS

"The Mortgage Operations is a key component to our strategy, giving management more flexibility to execute our business plan."

—William S. Ashmore, President & COO

We have differentiated ourselves from other mortgage bankers by focusing primarily on Alt-A non-conforming mortgage loans. These are mortgage loans made to borrowers whose credit is generally within Fannie Mae or Freddie Mac guidelines; however, these loans have characteristics which make them non-conforming under those guidelines. For instance, our Alt-A loans generally exclude certain documentation or verifications.

By giving more weight to the borrowers' credit scores and to the adequacy of the underlying collateral, we have carved out a lucrative niche for ourselves. In fact, the Mortgage Operations, which was formed in 1992, has become the 4th largest Alt-A originator nationwide.*

*Source: Inside Mortgage News Fourth Quarter 2003 Report



2001
2002
2003


CMO TRUST
REMIC
WHOLE LOAN SALES
MORTGAGE OPERATIONS
IMPAC FUNDING CORPORATION
WHOLESALE
CORRESPONDENT
BORROWER



"We focus on building strong relationships, the key to our long-term success."

"Bottom line, our business unit is consistent, high-quality volume. We look for ways to safely and cost-effectively expand our channels."

Alan Peviani, Senior Vice President National Sales

Kathy Murray, Senior Vice President Operations

THE WAREHOUSE LENDING OPERATIONS

"The Warehouse Lending Operations has always been a consistent contributor to earnings … I always say it's a business that I wish I could own myself."

— Joseph R. Tomkinson, Chairman and CEO


2001
2002
2003


LINES OF CREDIT ISSUED
IWLG
LINES OF CREDIT ISSUED
LINES OF CREDIT ISSUED

"Our Warehouse Lending Operations benefits from Impac's other operations, giving us a depth of quality control that other warehouse lenders don't have."



"Impac's Warehouse Lending Operations' services adds flexibility and revenues – and help us build long-lasting bonds."

Gretchen Verdugo, Executive Vice President, right

Vivianne Joubran, Vice President Operations

TECHNOLOGY

"Technology improves communication and accuracy, creates efficiencies, and provides management with state of the art tools to better run and operate our business now and in the future."

— William S. Ashmore, President and COO

At Impac, finding ways to exceed customer expectations has always been a priority – a priority that led to our introduction of Impac's Direct Access System for Lending (IDASL). This interactive internet-based lending system was designed to enable us to complete transactions more efficiently. The "next-generation" system, now known as IDASLg2, was released in August 2003 and is handling nearly $2 billion transactions monthly.

Because IDASLg2 works so well, many of our customers asked us to brand the technology with their own look and feel (private label) and to load their own custom products into the system (licensing). We obliged and formed the g2 Technology Group, which will take the IDASLg2 technology to a broader market, offering technology and services to Impac and non-Impac customers.

The IDASLg2 system dramatically increases efficiencies for our customers and the Company, while maintaining superior customer service. Its creation was vital to our operations and customer relationships and now, through private label and licensing we have turned it into a profit center.


LOAN PRODUCT AND PRICING
LOAN PROCESSING
INVESTOR
DATA STORAGE
CUSTOMERS
REPORTING AND ANALYSIS
ACCOUNTING AND FINANCIAL
MANAGEMENT
Industry Standard System
Proprietary System



"We focus on our customer's needs to deliver cutting edge, highly competitive, turnkey software solutions."

"We are not afraid to challenge one another's ideas. It makes our technology and services stronger."

Jeff Ratter, Senior Vice President, Chief Information Officer, Impac Funding Corporation

Marci Flores, Vice President, Sales and Operations, G2 Technology

FLEXIBILITY

We previously discussed how each of our business units makes money; here we explain how they work together to provide flexibility and profitable synergies that result in more consistent, reliable earnings and dividends for our stockholders.

"Our operating units create flexibility that balance out income and bring synergies to each business unit."

– Richard J. Johnson, Executive Vice President and CFO

Our goal is to deliver consistent, reliable earnings and dividends to our stockholders. Our strategy is to build stockholder value by focusing on long-term earnings. We could have made considerably more income over the last couple of years by selling all of our mortgages for short-term cash gains. Instead, we built an investment portfolio that we expect will generate more income over a longer period of time.

The Long-Term Investment Operations generates the majority of our earnings. At year-end 2003, our balance sheet had grown to $10.7 billion in assets and at the end of the year 2003 it generated 87 percent of our net earnings. The growth of our long-term mortgage portfolio reduces our reliance on income from our Mortgage Operations, which by nature is more volatile.

The Mortgage Operations enables the Company to efficiently acquire mortgages for its long-term mortgage portfolio, which both reduces the premium its pays for its mortgages as well as enhances the quality of the assets. Furthermore, during declining interest rate environments, when the long-term mortgage portfolio experiences increased prepayments, loan volume at the Mortgage Operations generally offsets our actual prepayments in the portfolio. Not only does this help the Company to stabilize, if not grow, its long-term mortgage portfolio, the Company benefits from increased revenues from the sale of mortgages at the Mortgage Operations. These revenues help to supplement potential decreases in our net interest margins associated with early prepayments.

The Warehouse Lending Operations has consistently generated superior returns on our capital invested. Of equal value, the Warehouse Lending Operations creates a greater intrinsic value within our organization by providing our customers with the liquidity they need to originate mortgage loans. Moreover, by extending preferential pricing to our customers on loans that are sold to our Mortgage Operations, the Warehouse Lending Operations furthers mutually beneficial relationships that bond our customers to us.

The Sum of the Parts demonstrates the flexibility of our business model. The opposite responses of our business units form a "natural hedge," with the structure automatically responding to protect our investments and income in varying interest rate cycles.

A Natural Hedge to Interest Rate Cycles

Interest Rates	Risks to CMO Collateral	Natural Hedge	Additional Protection
Falling	Increased prepayments	Borrowing costs decrease Mortgage & warehouse lending activity increases	Prepayment penalties on portfolio mitigate refinancing
Rising	Borrowing costs increase	Income from adjustable rate assets increase Reduced prepayments Life of portfolio lengthens	Hedging on portfolio protects against adverse interest rate increases

Rolling with Rates

Impac's three business units tend to thrive counter-cyclically, giving us operating flexibility whether interest rates are rising or falling.

In the first half of 2003, interest rates remained at historic lows. That triggered robust home purchases and refinancings, with a predominance in fixed rate, 30-year mortgage loans. The Company posted record earnings, generated in the proportions shown below:

For 2004, we anticipate a flat to slow increase in interest rates, strong real estate prices and moderate job growth. The point is that regardless of which business unit produces the bulk of earnings, we believe that the Company will continue to grow – and pay reliable, sustainable dividends to our stockholders.

Loan Production


44%
56%
Purchase
Refinance
FIRST SIX MONTHS OF 2003
53%
47%
Fixed
Adjustable
FIRST SIX MONTHS OF 2003

Net Earnings


Long Term Investment Operations
48%
$26,454
Warehouse Operations
22%
$12,111
Mortgage Operations
30%
$16,698

In the second half of 2003, we saw a significant increase in long-term interest rates, which led to an abrupt contraction in mortgage refinancing activity. Furthermore as the yield curve steepened (higher long term interest rates than short term interest rates) the net interest margins on our long-term mortgage portfolio widened. Lastly, in an increasing rate environment, buyers more frequently seek adjustable-rate mortgages which have a lower start rate than fixed rate mortgages. As our adjustable-rate volume increases, in general growth of the long-term mortgage portfolio is accelerated. The Company ended the second half of the year with record earnings, as shown below:

Loan Production


52%
48%
Purchase
Refinance
SECOND SIX MONTHS OF 2003
35%
65%
Fixed
Adjustable
SECOND SIX MONTHS OF 2003

Net Earnings


Long Term Investment Operations
56%
$40,208
Warehouse Operations
21%
$15,357
Mortgage Operations
23%
$16,403

Financial Highlights for 2003

- *Earnings per share increased 34% to $2.46 compared to $1.84 for 2002*
- *Estimated taxable income per share increased 19% to $2.46*
- *Cash dividends declared in 2003 increased 16% to $2.05 per share*
- *Total assets increased 62% to $10.7 billion at year-end*
- *Book value per share increased 35% to $9.02 at year-end*
- *Return on average assets and equity was 1.55% and 38.26%, respectively, as compared to 1.70% and 28.70%, respectively, for 2002*
- *Total market capitalization was approximately $1.0 billion at year-end compared to $521.2 million at prior year-end*
- *Dividend yield as of December 31, 2003 was 12.08%, based on an annualized fourth quarter dividend of $0.55 per share and a closing stock price of $18.21*
- *Total return to stockholders was 76% based on common stock price appreciation of $6.71 per share and common stock dividends declared of $2.05 per share*
- *Impac Funding Corporation acquired and originated $9.5 billion of primarily non-conforming Alt-A mortgages, a 61% increase over $5.9 billion for 2002*
- *The Long-Term Investment Operations retained $5.8 billion of Alt-A mortgages and originated $290.5 million of small-balance, multi-family mortgages compared to $3.9 billion and $25.8 million, respectively, for 2002*
- *Allowance for loan losses increased to $38.6 million, or 39 basis points of loans provided for, at year-end compared to $26.6 million, or 45 basis points of loans provided for, as of prior year-end*
- *Average finance receivables to non-affiliates increased 77% to $604.1 million compared to $341.5 million for 2002*

TO OUR STOCKHOLDERS

For the past few years, we have used our annual report to describe how we were building a better Company to be stronger, more flexible, with more predictable income. We are pleased to tell you we believe it is working.

Significant Milestones in 2003.

We exceeded $1 billion in market capitalization. We expanded our mortgage acquisitions and origination channels and increased revenues through internal growth of our balance sheet. And, we showed that our company responds well to changing interest rate environments and mortgage origination cycles.

Our operating results for 2003 exceeded our initial expectations. Early in the year, strong mortgage demand contributed to record loan production, which drove our balance sheet and earnings growth. In July, a jump in the 10-year Treasury yield triggered an industry-wide contraction of mortgage refinance activity. Yet, we increased our loan volume not only year-over-year, but also in the second half of 2003 as compared to the first. We credit our resiliency to a reduced reliance on mortgage refinances; a continued focus on Alt-A mortgages; an increase in bulk acquisitions; and our highly competitive adjustable-rate mortgage loan programs.

A Confident Outlook for 2004.

We expect to see flat to perhaps gradually increasing short-term interest rates, which should continue the shift from fixed-rate mortgages to adjustable-rate mortgages that began in the latter half of 2003. We are pleased with this trend as it should result in accelerated growth of our balance sheet, which is fundamental to achieving more consistent long-term earnings. Furthermore, we expect net interest margins on our long-term mortgage portfolio to improve as we continue to benefit from a steep yield curve and as our more expensive hedges expire.

The eventual upward movement of interest rates will also result in less refinancing of our long-term mortgage portfolio. The slow down of early prepayments not only extends the life and profitability of our long-term mortgage portfolio, but also makes us less dependent on the Mortgage Operations to sustain growth.

Regardless, loan production remains a key to growing our long-term mortgage portfolio. While rising interest rates generally results in a decline in mortgage activity, several economic forecasts expect continued brisk mortgage activity fueled by strong home sales and residential construction through 2004. We expect our total production levels to remain healthy as we have always focused on the purchase and adjustable-rate mortgage markets. Further, we believe that the Company's growth and profitability will continue to benefit from expansion of our loan acquisition and origination channels including: growth of our multi-family division, which extends the life of our CMO portfolio; increased bulk Alt-A transactions which enable the



From left to right: William Ashmore, Joseph Tomkinson and Richard Johnson

Company to acquire and invest in similar or better credit profile mortgages; and increased B&C mortgage originations, which are sold for cash gains.

Looking forward, it is important to understand the overall strategy of the Company, which includes three profitable, well-established business units that together are synergistic. Over the last few years during this robust mortgage origination market, the Company has forgone current income and instead built its balance sheet to over $10 billion in assets. Earnings from the balance sheet at end of the year 2003 accounted for 87 percent of our total net earnings. The Company employs several key strategies to preserve that income and our stockholders dividends. First of all, we use permanent CMO borrowings which eliminates the risk of margin calls and largely matches our assets to our liabilities. We invest primarily in Impac high credit Alt-A mortgage loans that have prepayment penalties, which as we have seen largely mitigate the affect of runoff during falling interest rates cycles. And lastly, we hedge the long-term mortgage portfolio against rising interest rates to create more consistent earnings.

In fact, our confidence in our model is so strong that we increased our guidance for the first quarter, as well as increased our first quarter dividend 18 percent to $0.65 per share as compared to $0.55 per share for the fourth quarter 2003. Our goal remains to provide consistent, reliable earnings and dividends to our stockholders, so we only increase our dividend to an amount that we believe is sustainable in the future.

Sincere Appreciation for Your Support.

We have dedicated this annual report to explaining the Company's business – the complexities of our business units and operating strategies and why they work in ever-changing markets. Impac's true strengths and flexibility, however, come from our employees, customers and stockholders. On behalf of the Company and Board of Directors, we thank you for your continued support, and we look forward to exceeding your expectations in 2004.

Respectfully yours,

Joseph R. Tomkinson
Chairman and Chief Executive Officer

William S. Ashmore
President and Chief Operating Officer

Richard J. Johnson
Executive Vice President, Chief Financial Officer

FREQUENTLY ASKED QUESTIONS

What is an Impac Alt-A Loan?

Alt-A mortgage loans consist primarily of loans that are first lien mortgage loans made to borrowers whose credit is generally within typical Fannie Mae or Freddie Mac guidelines, but that have loan characteristics that make them non-conforming under those guidelines. For instance our loans typically require less or no documentation or verification of the borrowers income or assets. Therefore, in making our credit decisions, we are more reliant upon the borrowers' credit score and the adequacy of the underlying collateral.

"We could devote an entire annual report to our frequently asked questions. In fact, we just did.."

– Tania Jernigan, Vice President Investor Relations

How do you manage credit risk?

First, our investment strategy requires us to invest primarily in high credit quality Alt-A mortgage loans and to hold our customers to stringent origination standards. The average credit score in our portfolio is 689 and our average loan balance is only $239,000. Second, we have vigilant quality control procedures that include continuous monitoring of product performance; pre- and post-funding quality assurance measures; and the use of iDASLg2, which ensures a high level of consistency. Third, we have established aggressive loss mitigation and default management procedures. Finally, while our historically loan losses have ranged from 10 – 15 basis points we have maintained an allowance for loan losses of over 30 basis points.

How do you manage interest rate risk in the long-term mortgage portfolio?

The company matches assets to liability with CMO borrowings. A CMO borrowing is permanent financing and eliminates the risk of margin calls. To mitigate the risk of compression of our net interest margins during unfavorable interest rate environments we purchase hedges. Our interest rate hedging program is formulated with the intent to offset potential adverse affects resulting from interest rate adjustment limitations due to periodic and lifetime interest rate caps; and mismatched interest rate adjustments periods between our long term investments and our CMO borrowings.

To mitigate the risk of early prepayments as interest rate fall, we generally acquire mortgages with prepayment penalties. At year end December 31, 2003, 81 percent of the CMO portfolio had active prepayment penalties.

Why does Impac have so much debt?

The majority of the debt recorded on our balance sheet is CMO borrowings. CMO borrowings are a direct obligation of each CMO trust, not Impac; therefore this debt is non-recourse to the Company. The remaining debt is reverse repurchase agreements which is the short-term financing we used to fund our warehouse customers.

Why are taxable earnings different than net earnings?

When we file our annual tax returns there are certain adjustments that we make to net earnings and taxable income due to differences in the nature and extent that revenues are recognized under the two methods. Net earnings are calculated using general accepted accounting principals ("GAAP") methods where, for instance, in the calculation of net income loan loss deductions are based on an estimate of losses inherent in our portfolio, as compared to calculated taxable income where only the actual loans losses are deducted. To maintain our REIT status the Company must distribute at least 90 percent of its taxable earnings. Because we pay taxable dividends based on taxable income, dividends may be more or less than net earnings. As such, we believe that the disclosure of estimated taxable income, which is a non-GAAP financial measurement is useful information for our investors.

How is management compensated?

Impac, through guidelines developed by our Compensation Committee and approved by our stockholders, compensates its executives based on sustained earnings and long-term value created for stockholders. Compensation packages for our executive officers include three key components: base salary, bonus compensations and stock options or awards through our Stock Option plans. Bonuses and stock options are tied to financial performance of the Company and are by far the largest component of total compensation.

Why do you raise capital? Is it dilutive to earnings?

The Company must distribute at least 90 percent of our taxable income to stockholders in the form of dividends. Therefore, we can only increase the size of our balance sheet, or long-term mortgage portfolio by raising new capital. Earnings will be accretive when we raise capital at a premium to book value and the capital invested generates an expected ROE.

What and when is the ex-dividend date?

The ex-dividend date is important in determining whether a stockholder qualifies for the Company's dividends. If you buy the stock before the ex-dividend date, you will receive the declared dividend. If you buy on or after that date, the seller receives the dividend. The ex-dividend date is two business days before the record date. The Company currently declares its dividends on a quarterly basis and at that time the Board of Directors will declare the amount, payment date and the record date which sets the ex-dividend date. We *estimate* the following regarding dividend declarations and payment dates for 2004. Please note that the Board of Directors has the right to change the dividend and schedule at any time, and without prior notice.

Quarter	*Estimated* Declaration Date	*Estimated* Payment Date
First Quarter	Last week of March	Second week of April
Second Quarter	Last week of June	Second week of July
Third Quarter	Last week of September	Second week of October
Fourth Quarter	Last week of November	Last week of December

SELECTED CONSOLIDATED FINANCIAL DATA

STATEMENT OF OPERATIONS

(dollar amounts in thousands, except per share data)

For year ended December 31,	2003[4]	2002	2001	2000	1999
Net interest income:					
Interest income	$ 340,827	$ 226,416	$ 156,615	$ 147,079	$ 119,458
Interest expense	220,931	144,807	112,012	124,096	89,795
Net interest income	119,896	81,609	44,603	22,983	29,663
Provision for loan losses	24,853	19,848	16,813	18,839	5,547
Net interest income after loan loss provision	95,043	61,761	27,790	4,144	24,116
Non-interest income:					
Gain on sale of loans	66,053	—	—	—	—
Equity in net earnings (loss) of IFC	16,698	17,073	10,912	(1,762)	4,292
Gain on sale of Securities	9,078	—	312	—	93
Other income	1,845	4,509	6,155	4,275	2,517
Total non-interest income	93,674	21,582	17,379	2,513	6,902
Non-interest expense:					
Personnel expense	25,267	—	—	—	—
General and administrative and other expenses	22,670	7,233	6,261	5,500	4,505
Mark-to-market loss - SFAS 133	3,901	—	3,821	—	—
Write-down on securities available -for-sale	298	1,039	2,217	53,576	2,037
(Gain) loss on disposition of real estate owned	(2,632)	154	(1,931)	1,814	2,159
Total non-interest expense	49,504	8,426	10,368	60,890	8,701
Earnings (loss) before extraordinary item and cumulative effect of change in accounting principle	139,213	74,917	34,801	(54,233)	22,317
Extraordinary item	—	—	(1,006)	—	—
Income taxes	11,982	—	—	—	—
Cumulative effect of charge in accounting principle	—	—	(617)	—	—
Net earnings(loss)	$ 127,231	$ 74,917	$ 33,178	$ (54,233)	$ 22,317
Net earnings (loss) per share before extraordinary item and cumulative effect of change in accounting principle:					
Basic	$ 2.51	$ 1.87	$ 1.41	$ (2.70)	$ 0.83
Diluted	$ 2.46	$ 1.84	$ 1.25	$ (2.70)	$ 0.76
Net earnings (loss) per share:					
Basic	$ 2.51	$ 1.87	$ 1.34	$ (2.70)	$ 0.83
Diluted	$ 2.46	$ 1.84	$ 1.19	$ (2.70)	$ 0.76
Dividends declared per share	$ 2.05	$ 1.76	$ 0.69	$ 0.36	$ 0.48

CORPORATE OFFICERS & DIRECTORS

Joseph R. Tomkinson
Chairman of the Board and Chief Executive Officer

William S. Ashmore
Director, President and Chief Operating Officer

Richard J. Johnson
Executive Vice President and Chief Financial Officer

Ronald M. Morrison
Executive Vice President, General Counsel and Corporate Secretary

Gretchen D. Verdugo
Executive Vice President
Impac Warehouse Lending Group

Leigh J. Abrams
Director
Chief Executive Officer and President, Drew Industries Inc.

Frank P. Filipps
Director
Chairman and Chief Executive Officer, Radian Group Inc.

Stephan R. Peers
Director
Managing Director, Sandler, O'Neill & Partners LP

William E. Rose
Director
Managing Director, HBK Investments LP

James Walsh
Director
Managing Director, Sherwood Trading & Consulting Corporation

CORPORATE INFORMATION

The Impac Companies
1401 Dove Street
Newport Beach, CA 92660
Telephone: 949.475.3600
www.impaccompanies.com

Common Stock Listing
New York Stock Exchange
Symbol: IMH

Transfer Agent
American Stock Transfer Agent
49 Maiden Lane
New York, NY 10038
(800) 937 5449

Investor Relations
Tania Jernigan
Vice President, Investor Relations
tjernigan@impaccompanies.com
(949) 475 3722

Web Site
Please visit our web site at www.impaccompanies.com to obtain information on the Company and its subsidiaries.

Annual Stockholders Meeting
Sutton Place Hotel
4500 MacArthur Boulevard
Newport Beach, CA 92660
May 25, 2004
9:00 a.m. (Pacific Standard Time)

Form 10-K
A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available to stockholders without charge by contacting the Company's investor relations department or by accessing our web site.

External Customer

Long-Term Investment Operations

Mortgage Operations

Warehouse Lending Operations

Financing Vehicles


WHOLE LOAN SALES
WHOLESALE
WHOLESALE
WHOLESALE
SERVICES
GROUP
BROKER
CORRESPONDENT
BORROWER


WALL STREET
BOND HOLDER
ISSUES CMO BORROWING
DEPOSITS MORTGAGE ASSETS
NET INTEREST MARGIN
CMO TRUST
INTEREST PAYMENT
VESTS IN LOANS
IWLG
IMPAC WAREHOUSE LENDING GROUP
REMIC
GAGE OPERATIONS
SHORTTERM LINE OF CREDIT
CORP.
MORTGAGE ORIGINATOR
SHORTTERM LINE OF CREDIT

GLOSSARY

Alt-A Mortgages consist primarily of first lien mortgage loans made to borrowers whose credit is generally within typical Fannie Mae or Freddie Mac guidelines, but that have loan characteristics that make them non-conforming under those guidelines. Some of the principal differences may include: higher loan to value ratios than allowable or they may have excluded certain documentation or verifications.

Bulk Acquisitions are the purchase and transfer of several mortgage loans on a specific date at a negotiated price and term.

Collateralized Mortgage Obligations or CMO is a mortgage-backed security where payments on the underlying collateral are partitioned to provide different credit classes, called tranches. Investors receive payments of interest or principal prioritized according to tranche.

Flow Acquisitions is the process of purchasing mortgage loans one at a time.

Leverage is a measurement of the proportion of assets financed by stockholders equity. It is calculated by dividing total assets by common stockholders equity.

Loan-to-Value or LTV ratio is calculated by taking the loan amount divided by the original appraised value of the property. The LTV is one measurement of risk. The higher the LTV, the less equity the mortgagor has at stake.

Real Estate Investment Trust or REIT is a private or public company that manages a portfolio of primarily real estate investments. Companies that elect and maintain the REIT status are exempt from federal corporate income tax. In order to maintain its REIT status a company must distribute at least 90 percent of its taxable income as dividends, and in addition, it must meet certain REIT tests.

Return on Equity or ROE is calculated by dividing net profit after taxes by stockholder's equity.

Net Interest Margin is the difference between the earnings on assets invested in and the costs to finance those assets.

Prepayments (also referred to as run-off) is when mortgagors refinance their mortgages. Prepayments typically increases in low interest rate environments where lower cost mortgage loans encourage borrowers to refinance for better rates and/or terms.

Real Estate Mortgage Investment Conduit (REMIC) is a vehicle for issuing multiclass mortgage-backed securities that allows the issuer to treat the transaction as a sale of assets for tax and accounting purposes.

Securitization is the process of pooling and depositing loans into mortgage-backed securities for sale into the secondary mortgage market.

Whole Loan Sales are the sale of one or a pool of mortgage loans.

BALANCE SHEET DATA

For year ended December 31,	2003	2002	2001	2000	1999
Mortgages held-for-investment and CMO collateral	$ 9,388,248	$ 5,207,216	$ 2,249,246	$ 1,389,716	$ 1,313,112
Finance receivables	630,030	1,140,248	466,649	406,438	[illegible]
Mortgages held-for-sale	395,090	—	—	—	—
Investment in Impac Funding Corp.[3]	—	20,787	19,126	15,762	17,372
Due from affiliates	—	14,500	14,500	14,500	[illegible]
Total assets	10,674,657	6,551,773	2,854,734	1,898,838	1,675,430
CMO borrowings	8,526,838	5,041,751	2,151,400	1,291,284	[illegible]
Reverse repurchase agreements	1,568,807	1,168,029	469,491	398,653	[illegible]
Total assets	10,166,167	6,248,285	2,651,369	1,720,398	[illegible]
Total stockholders' equity	508,490	303,488	203,365	178,440	[illegible]

[3] On July 1, 2003, Impac purchased 100% of the outstanding shares of common stock of Impac Funding Corporation ("IFC"). The purchase of IFC's common stock combined [illegible] Impac's ownership of 100% of IFC's preferred stock resulted in the consolidation of IFC from July 1, 2003 through December 31, 2003. Prior to July 1, 2003, IFC was a [illegible] dated subsidiary of Impac and 99% of the net earnings of IFC were reflected in Impac's financial statements as "Equity in net earnings (loss) of IFC."

RECONCILIATION OF NET EARNINGS TO ESTIMATED TAXABLE EARNINGS

For year ended December 31,	2003[4]	2002[4]	2001[4]
Net earnings:	$ 127,231	$ 74,917	$ 33,178
Adjustments to net earnings:			
Alternative minimum tax	—	—	550
Loan loss provision	24,853	19,848	16,813
Dividends from IFC	31,385	12,870	8,894
Tax deduction for actual loan losses	(12,859)	(4,938)	(10,211)
Net earnings of IFC	(33,102)	(17,073)	(10,912)
Cash received from previously charged-off assets	(5,533)	—	—
Tax loss on sale of investment securities	(4,725)	—	—
Other miscellaneous adjustments	216	(1,267)	13
Estimated taxable income[5]	$ 127,466	$ 84,357	$ 38,325
Estimated taxable income per diluted share[5]	$ 2.46	$ 2.07	$ 1.37
Diluted weighted average shares outstanding	51,779	40,773	27,952

[4] 2003 is an estimate of taxable income. 2002 and 2001 are actual taxable income calculations per the filing of our corporate tax returns.

[5] Excludes the deduction for dividends paid and the availability of a deduction attributable to net operating loss carry forwards. Additionally, 2002 and 2001 exclude annual tax deductions of approximately $11.0 million for amortization of the termination of our management agreement.

IMPAC.